# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DESTINATION XL GROUP, INC., CIK 0000813298
CUSIP: 25065K104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 555 TURNPIKE STREET, CANTON, Massachusetts (MA), 02021
Date of event which requires filing of this statement: 01/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-001466
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,758,261; shared voting power 0; sole dispositive power 5,758,261; shared dispositive power 0; aggregate amount beneficially owned 5,758,261 (10.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DESTINATION XL GROUP, INC.
Address of issuer's principal executive offices: 555 TURNPIKE STREET, CANTON, Massachusetts (MA), 02021

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 17, 2025, the Reporting Person entered into a Confidentiality and Non-Disclosure Agreement (the "Confidentiality Agreement") with the Issuer to enable further discussions with respect to the Issuer and a possible business relationship or transaction between the parties. The Confidentiality Agreement includes customary standstill provisions, including but not limited to restrictions on the Reporting Person acquiring additional equity securities of the Issuer, effective for eight months from the date of the Confidentiality Agreement or until the earlier termination of the Confidentiality Agreement in accordance with its terms.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 17, 2025, the Reporting Person entered into the Confidentiality Agreement with the Issuer, as defined and described in Item 4 above.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (01/22/2025)